ORBITAL CORPORATION LIMITED CHAIRMAN’S SPEECH ANNUAL GENERAL MEETING TUESDAY, 21 OCTOBER 2014

Chairman’s Address

Good morning ladies and gentlemen and welcome to the 26th Annual General Meeting of Orbital Corporation Limited.  My name is Dr Merv Jones and I will be chairing today’s meeting.

The Company Secretary has informed me that we have a quorum of shareholders present and accordingly I declare the meeting open.

With us today is my fellow Non-Executive Director, Dr Vijoleta Braach-Maksvytis, together with our Managing Director and Chief Executive Officer, Mr Terry Stinson and our Chief Financial Officer and Company Secretary, Mr Ian Veitch.  Mr John Welborn, the other Non-Executive Director, is an apology due to unexpected business overseas.

In addition, we have with us today Mr Tim Dachs, representing our auditors, Ernst & Young.

This morning I would like to give you some highlights of the past year, provide updates on Orbital’s strategic plan and an outlook for the future.

Terry Stinson will then provide a more detailed operational and strategic review and his thoughts on the future, after which we will conduct the formal business of the meeting and conclude with questions from the floor.

Highlights of 2014

Orbital won a key contract with Insitu, subsidiary of The Boeing Company and recently achieved a significant milestone through delivering the first purpose built ScanEagle UAV test propulsion system.  This contract once again utilises Orbital’s FlexDiTM technology.  This recent achievement has attracted significant attention in this industry and by the media.

The financial performance of the Company has improved from a profit of $364,000 last year to a statutory net profit of $1.676 million this year.  This increase in profit is due to a combination of strategic investment in core technologies, a $2.2 million research and development tax incentive, and continuing cost control across the Orbital Group.

Consolidated revenue for the year was $18.337 million.  System Sales revenues for the year were net $14.136 million, a slight decrease due to our customer Textron Unmanned Systems, a division of Textron Inc insourcing engine production to their sister company Lycoming.  Notwithstanding this change in source of actual engine manufacture, Textron Unmanned Systems retained Orbital as their fuel system and engine management system supplier.

Consulting Services brought in $2.898 million, an increase compared to last year’s revenue of $2.057 million.

On an operating basis, we made an underlying loss of $797,000 after tax compared to a profit of $1.370 million last year.  This underlying loss can be attributed to the increased investment in Orbital’s research and development, predominately the UAV propulsion system and EMS system development.  The increased investment within these areas clearly aligns with Orbital’s recently announced growth strategy.

Orbital’s pro-rata share of Synerject sales netted $46.30 million.  Synerject achieved a 20% increase in profit year over year.

Strategic Positioning

The Board has conducted a strategic review of the Company’s businesses and has reaffirmed its commitment to an aggressive growth strategy.  Orbital remains focused on innovation and commercialisation of technologies as a vehicle to deliver improved profitability and ultimately deliver significant growth in market capitalisation.

To assist the Company’s growth strategy, a new Performance Rights Plan, contingent on shareholder approval will be adopted.  The Board considers the Plan a crucial mechanism to encourage performance, to retain high level executives and to ensure the strategy and objectives of the Company are aligned with the creation of shareholder value.  Contingent on shareholder approval, the company will issue performance rights with the following conditions:

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Performance Condition 1: achieve market capitalisation of greater than A$20 million;

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Performance Condition 2: achieve market capitalisation of greater than A$35 million; and

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Performance Condition 3: achieve market capitalisation of greater than A$60 million.

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The key focus areas for the coming year are continued good management and cost control for our existing businesses, expanding the UAV market potential, optimising the full investment value of the Synerject Joint Venture, and identifying and acquiring new Joint Venture and acquisition opportunities particularly targeting the domestic resources sector.  The UAV market expansion will deliver organic growth and the resources segment opportunities are targeted to deliver further growth and diversification.

Orbital currently leads the heavy fuel small UAV systems market with our patented FlexDi™ engine management system.  This new business addition is a significant part of the Company’s strategy for top line growth.  The FlexDi™ engine management system provides Orbital with a unique and patented advantage in this market.  FlexDi™ is already utilised by Textron Unmanned Systems, a division of Textron Inc, on its Aerosonde Mk4.7 UAV and is the basic technology behind the development of the new engine that will potentially be used in the Insitu ScanEagle.  The total market for all UAV sizes is already at over $3 billion per annum and is projected to double in the next five years.

Synerject, the Company’s joint venture with Continental AG, continues to deliver both revenue and profit growth.  The Board believes the full value of Orbital’s 30% interest in the Synerject joint venture is not currently reflected in the Company’s market capitalisation.  Orbital will continue to explore opportunities to maximise the value of the Synerject investment.  The Synerject business is a positive example of the model we have adopted to grow the business.  Synerject started as an R&D project at Orbital in Perth, using our engineering strength to develop high value systems for customers.  Therefore Synerject evolved from our engineering consultancy business to a company that delivers high value systems.  Orbital will continue to build on the successful Synerject model to enable further growth and diversification.  The Company continues to work with a range of potential customers on the establishment of a new joint venture in India to serve India’s growing automotive and motorcycle market.  The Indian defence business is also a growing market and may be strategically significant to Orbital’s growth plan for the future.

Orbital’s two LPG related businesses, Sprint Gas Australia and Orbital AutoGas increased their market share to 60% with management continuing to identify potential opportunities to sustain and diversify these businesses working within a contracting market.

Orbital continues to deliver on our growth and diversification strategy with the goal of increasing market capitalisation and providing sustainable and increasing value for shareholders.  The Company is assessing a number of acquisition opportunities predominantly in the resources sector.  Orbital’s engineering and commercial strength provides a springboard to grow new acquisitions.  Orbital is targeting opportunities with unique technology and exposure to the resources sector as well as synergies with the Company’s existing businesses.

Outlook

System Sales

The focus for Systems Sales over the next 12 months will be progressing with the design, development and validation of the next generation propulsion engine for Insitu.  The goal is to finalise the development phase of the Insitu UAV engine during the coming 12 months.  If successful, the engineering program will lead to production of the Insitu UAV propulsion systems over the following year.  To date, Orbital has achieved scheduled project milestones and is on track to achieve production launch.

Sales are expected to be stable around the current level over the coming year and are projected to increase in the following year as Insitu moves into the production phase of the ScanEagle propulsion system program.  For the balance of this year, our team will continue to deliver on the engineering project with Insitu and through other customer engineering programs, will continue to identify new growth opportunities.

Whilst the LPG market has slowed, both Orbital Autogas Systems and Sprint Gas Australia have increased their combined market share to nearly 60% and with their ongoing commitment to quality and safety are well positioned as the largest player in Australia for any upturn in the LPG market.  Both companies have restructured their businesses to align with market demand.  Management continue to explore opportunities for continued growth, to diversify product offering beyond LPG, and grow market share.

Synerject

The outlook for Synerject is for continued growth primarily in the marine and recreational segment as well as the low-end 2 & 3 wheeler and utility markets in future years.  Orbital will continue to explore opportunities to maximise the value of the Synerject investment.

Consulting Services

Orbital Consulting Services have started the new financial year with a strong book of orders, already set to surpass the targets set for FY2015.  New orders are expected from the ongoing marketing efforts, especially in the domestic resource sector.  In addition to the above, Orbital’s Consulting Services have also received an extension on last year’s ANMP Grant to the value of $400k.  This grant will largely focus on adapting Orbital’s existing patented engine management system to UAV rotary engine applications, with the rotary engine being the engine of choice for unmanned helicopters.  The product development program is expected to be completed towards the end of 2014/early 2015 and has the potential to open up a new market for Orbital’s EMS systems, further expanding Orbital’s presence in the Unmanned Aerial Surveillance market.  With a full order book and the additional grant, Orbital Consulting Services have been able to fully utilise their exceptional engineering resources as well as Orbital’s world class testing and development facilities to deliver on our strategic goal of continuing to exploit Orbital engineering as an incubator for new products systems like our UAV propulsion.

Cash and Capital Management

Orbital is continuing to manage cash conservatively and has a consolidated cash balance at 30 September 2014 of $5.362 million.  We are cognisant of the business conditions in which we operate and the fact that our growth, as it arises will require funding.  This can be achieved by a variety of means – reinvesting profits, realisation of assets not aligned with the emerging strategy, and of course access to shareholders if we can demonstrate a compelling case or need.

As our business continues to develop and expand over the next 12 months we will carefully manage our cash reserves, balancing operating cash requirements and growth opportunities.

Orbital’s reduced cost base will further enhance our ability to continue delivering sustainable profits.  Once again, our focus for next year will be delivering a profit, maintaining positive cash flow and delivering both while continuing to identify and deliver new opportunities for growth.

Market Capitalisation and Share Price

The Company’s transition into a high level systems sales company and the ability of our technology to serve as a vehicle to sustain improved profitability is starting to deliver significant growth in the Company’s market capitalisation.

The ongoing appreciation in the share price follows a series of events and announcements that have shown the market that the Company can show continuing positive attributes.  This sequence started with the completion of negotiations with Textron Unmanned Systems, leading to the recovery of most of the debt owning to Orbital and the agreement on future cooperation over Orbital’s supply of fuel systems and on-going licence royalties.  The announcement of Mr John Welborn joining the Board also received very positive feedback.

The share buy-back instigated in mid-June received an initial mixed reaction from our shareholders but did provide a willing buyer for shareholders who wanted to sell their shares and to protect the Company’s share price during the sale of a considerable parcel of shares following the cancellation of the ADR program in the USA by The Bank of New York Mellon.  Considering that the Company bought back nearly 5 million shares at prices ranging from 15 to 15.5 cents per share, this was a very worthwhile exercise for our shareholders, without which intervention, the share price could have fallen drastically.  The shares that were bought back by the Company were cancelled in late July, with a corresponding nominal value increase for shareholders.

This was followed by an announcement of the positive results from FY2014 and then quickly by a definitive annunciation of the Company’s growth strategy and a preliminary description of the proposed Performance Rights Plan, based on market capitalisations of $20, $35 and $60 million over three years.

The recent sequence was completed by an announcement regarding the delivery of the first engine to Insitu, a subsidiary of Boeing, which included very positive comments from Insitu’s President and CEO, followed by the ANMP Grant to develop our capability in rotary engines for UAVs.

I am very proud of the Company’s achievements in the last few years and the market positiveness that we have been able to convey in the last few months is a culmination of that effort by everyone concerned.  However, we still have a long way to go, and I would remind everyone that even though the share price is hovering in the mid-30s, it still has a fair way to go before it gets to the Net Tangible Asset per share, which currently is about 45 cents per share.

In Summary

Orbital has had a great year.  The growth of our SUAS business has been a highlight showing that our strategic transition into a company that develops and sells high value systems and components is working.

Looking forward, Orbital will be aiming to achieve a statutory and underlying operational profit in the year ending 30 June 2015 and to continue aggressively growing the Company and its market capitalisation.  There will continue to be economic uncertainties affecting our businesses and the Board are continuing to monitor and guide the appropriate changes in our operations to manage those challenges.  I would note that we now consider that after four or five years of staff realignment and restructuring, our staff numbers and capabilities are appropriate for the size of our current business, we will closely manage costs required to support future growth.

Terry Stinson will now address you.  We will then turn to the formal business of the meeting and provide an opportunity for questions.